AMENDMENT NO. 3 TO THE INVESTMENT SUBADVISORY AGREEMENT

This Amendment (“Amendment”) to the Investment Subadvisory Agreement (defined below), is effective as of March 23, 2015, by and among Vantagepoint Investment Advisers, LLC, a Delaware limited liability company (“Client”), T. Rowe Price Associates, Inc., a Maryland corporation (“Subadviser”), and The Vantagepoint Funds, a Delaware statutory trust (the “Funds”).

WHEREAS, the Client, Subadviser and the Funds entered into an Investment Subadvisory Agreement effective March 1, 2006, as amended May 1, 2011 and March 1, 2015, with respect to the Vantagepoint Equity Income Fund, a series of the Funds (the “Agreement”);

WHEREAS, the Client, Subadviser and the Funds desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.	The following paragraph is added as the second paragraph to Item 3 “Acceptance of Appointment” of the Agreement:

In rendering the services required under this Agreement, the Subadviser may, consistent with applicable law from time to time, employ, delegate, or associate with itself such affiliated or unaffiliated person(s) as it believes reasonably necessary to assist the Subadviser in carrying out certain of its non-investment advisory, administrative and operational obligations under this Agreement; provided, however, that:

(a)	any such delegation shall not: (i) constitute an assignment, as provided in Section 20, or (ii) involve any such person(s) acting as an “investment adviser” to the Fund within the meaning of the 1940 Act or require a written investment advisory agreement pursuant to the 1940 Act; and

(b)	Subadviser shall provide reasonable advance written notice to the Board of Directors of The Vantagepoint Funds and Client prior to any such delegation.

Subadviser shall act in good faith in the selection, use, oversight and monitoring of such person(s). The Subadviser shall remain fully responsible and completely liable to the Client, the Fund and The Vantagepoint Funds for any acts or omissions of such person(s) to the same extent as Subadviser is responsible and liable for its own acts or omissions under this Agreement. In addition, Subadviser shall be solely responsible for any fees or compensation that may be charged by such person(s) for such services and The Vantagepoint Funds, the Fund and Client shall not have any obligations to such persons with respect thereto or otherwise arising under the Agreement.

2.	All other provisions of the Agreement remain in full force and effect.

3.	Unless otherwise defined in this Amendment, all terms used in this Amendment shall have the same meaning given to them in the Agreement.

4.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto execute this Amendment effective as of the date first set forth above.

THE VANTAGEPOINT FUNDS, on behalf of the Vantagepoint Equity Income Fund

By:	/s/ Angela Montez
Angela Montez
Secretary

Approved by:	/s/ Wayne Wicker
Wayne Wicker
Senior Vice President and Chief Investment Officer
Vantagepoint Investment Advisers, LLC

VANTAGEPOINT INVESTMENT ADVISERS, LLC

By:	/s/ Angela Montez
Angela Montez
Assistant Secretary
Vantagepoint Investment Advisers, LLC

Approved by:	/s/ Wayne Wicker
Wayne Wicker
Senior Vice President and Chief Investment Officer
Vantagepoint Investment Advisers, LLC

T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Savonne Ferguson
Savonne Ferguson
Vice President
T. Rowe Price Associates, Inc.

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